UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Molycorp, Inc.

(Name of Issuer)

Common stock

(Title of Class of Securities)

109452

(CUSIP Number)

March 27, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 109452		SCHEDULE 13G

1	Name of Reporting Person or I.R.S. Identification No. of Above Person OCM MLYCo PT, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 6,119,340 (1)

	6	Shared Voting Power None.

	7	Sole Dispositive Power 6,119,340 (1)

	8	Shared Dispositive Power None.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,119,340 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 2.2% (2)

12	Type of Reporting Person OO

(1) In its capacity as the direct owner of 6,119,340 Warrants (as defined below).

(2) All calculations of percentage ownership herein are based on a total of 284,074,522 shares of common stock of the Issuer, par value $0.001 per share (the “Common Stock”), outstanding,  consisting of (i) 277,955,182 shares of Common Stock outstanding as of March 13, 2015, as disclosed in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 16, 2015 and (ii) 6,119,340 warrants to purchase Common Stock held by the Reporting Persons, entitling them to purchase an aggregate of 6,119,340 shares of Common Stock of the Issuer at an exercise price of $2.04 per share, subject to expiration on September 11, 2019 (the “Warrants”).  In accordance with Rule 13d-3(d)(1), the Warrants are treated as exercised for the purpose of computing the deemed beneficial ownership percentage of the Reporting Persons.

CUSIP No. 109452		SCHEDULE 13G

1	Name of Reporting Person or I.R.S. Identification No. of Above Person OCM FIE, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 6,119,340 (1)

	6	Shared Voting Power None.

	7	Sole Dispositive Power 6,119,340 (1)

	8	Shared Dispositive Power None.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,119,340 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 2.2%

12	Type of Reporting Person OO

(1) Solely in its capacity as the manager of OCM MLYCo PT, LLC.

CUSIP No. 109452		SCHEDULE 13G

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 6,119,340 (1)

	6	Shared Voting Power None.

	7	Sole Dispositive Power 6,119,340 (1)

	8	Shared Dispositive Power None.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,119,340 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 2.2%

12	Type of Reporting Person PN

(1) Solely in its capacity as the managing member of OCM FIE, LLC.

CUSIP No. 109452		SCHEDULE 13G

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Holdings, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 6,119,340 (1)

	6	Shared Voting Power None.

	7	Sole Dispositive Power 6,119,340 (1)

	8	Shared Dispositive Power None.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,119,340 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 2.2%

12	Type of Reporting Person CO

(1) Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

CUSIP No. 109452		SCHEDULE 13G

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Group, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 6,119,340 (1)

	6	Shared Voting Power None.

	7	Sole Dispositive Power 6,119,340 (1)

	8	Shared Dispositive Power None.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,119,340 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 2.2%

12	Type of Reporting Person OO

(1) Solely in its capacity as the sole shareholder of Oaktree Holdings, Inc.

CUSIP No. 109452		SCHEDULE 13G

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Group Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 6,119,340 (1)

	6	Shared Voting Power None.

	7	Sole Dispositive Power 6,119,340 (1)

	8	Shared Dispositive Power None.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,119,340 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 2.2%

12	Type of Reporting Person OO

(1) Solely in its capacity as the duly elected manager of Oaktree Capital Group, LLC.

CUSIP No. 109452	SCHEDULE 13G

Item 1.
	(a)	Name of Issuer: Molycorp, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 5619 Denver Tech Center Parkway, Suite 1000 Greenwood Village, Colorado 80111

Item 2.
(a)

Name of Person Filing; Address of Principal Business Office; and Citizenship This Schedule 13G is filed jointly by each of the following persons (collectively, the “Reporting Persons”) pursuant to a joint filing agreement attached hereto as Exhibit 1:

(1)         OCM MLYCo PT, LLC, a Delaware limited liability company (“MLYCo PT”), in its capacity as the direct owner of 6,119,340 Warrants;

(2)         OCM FIE, LLC, a Delaware limited liability company (“FIE”), in its capacity as the manager of MLYCo PT;

(3)         Oaktree Capital Management., L.P. a Delaware limited partnership (“Management”), in its capacity as the managing member of FIE;

(4)         Oaktree Holdings, Inc., a Delaware corporation (“Holdings, Inc.”), in its capacity as the general partner of Management;

(5)         Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), in its capacity as the sole shareholder of Holdings, Inc.; and

(6)         Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH”), in its capacity as the duly elected manager of OCG.

The principal business address of each of the Reporting Persons is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

	(b)	Title of Class of Securities: Common stock, par value $0.001 per share (the “Common Stock”)
	(c)	CUSIP Number: 109452

Item 3.	If this statement is filed pursuant to SS.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	☐	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E)
	(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	☐	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

CUSIP No. 109452	SCHEDULE 13G

Item 4.	Ownership

The information contained in Items 5-9 of the cover pages to this Schedule 13G is hereby incorporated by reference into this Item 4.

MLYCo PT is the direct owner 6,119,340 Warrants, collectively constituting approximately 2.2% of the Issuer’s outstanding Common Stock, and has the sole power to vote and dispose of such Securities.

FIE, in its capacity as the manager of MLYCo PT, has the ability to direct the management of MLYCo PT’s business, including the power to vote and dispose of securities held by MLYCo PT; therefore, FIE may be deemed to beneficially own the Securities held by MLYCo PT.

Management, as the managing member of FIE, has the ability to direct the management of FIE, including the power to direct the decisions of FIE regarding the vote and disposition of securities held by MLYCo PT; therefore, Management may be deemed to have indirect beneficial ownership of the Securities held by MLYCo PT.

Holdings, Inc., in its capacity as the general partner of Management, has the ability to direct the management of Management’s business, including the power to vote and dispose of securities held by MLYCo PT; therefore, Holdings, Inc. may be deemed to have indirect beneficial ownership of the Securities held by MLYCo PT.

OCG, in its capacity as the sole shareholder of Holdings, Inc., has the ability to appoint and remove directors of Holdings, Inc. and, as such, may indirectly control the decisions of Holdings, Inc. regarding the vote and disposition of securities held by MLYCo PT.  Therefore, OCG may be deemed to have indirect beneficial ownership of the Securities held by MLYCo PT.

OCGH, in its capacity as the duly appointed manager of OCG, has the ability appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by MLYCo PT; therefore, OCGH may be deemed to have indirect beneficial ownership of the Securities held by MLYCo PT.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons declare that filing this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement except to the extent of such person’s pecuniary interest in the shares of Common Stock, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

All calculations of percentage ownership herein are based on a total of 284,074,522 shares of Common Stock outstanding, consisting of (i) i) 277,955,182 shares of Common Stock outstanding as of March 13, 2015, as disclosed in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 16, 2015 and (ii) 6,119,340 shares of Common Stock underlying the Warrants.  In accordance with Rule 13d-3(d)(1), the Warrants are treated as exercised for the purpose of computing the deemed beneficial ownership percentage of the Reporting Persons.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.   ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

CUSIP No. 109452	SCHEDULE 13G

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 14, 2015

OCM MLYCO PT, LLC

By:	OCM FIE, LLC
Its:	Manager

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OCM FIE, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President

OAKTREE HOLDINGS, INC.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President

CUSIP No. 109452	SCHEDULE 13G

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President